Exhibit 99.A

KNOTT PARTNERS L.P.

485 Underhill Boulevard

Suite 205

Syosset, New York 11791-3419

David M. Knott, General Partner	Telephone: (516) 364-0303
Facsimile: (516) 364-0879

July 12, 2006

Mr. Ed Kopko

Members of the Board of Directors

Butler International, Inc.

110 Summit Avenue

Montvale, NJ  07645

Gentlemen:

As you know, we have been a significant shareholder of Butler International for some time. In the past several weeks, we have contacted you on a number of occasions to express our concern with the Company’s financial condition and, particularly, its outstanding debt load. In our prior correspondence, we offered our views regarding the Company’s outstanding debt to GECC and recommended that the Company consider a full range of alternatives to address its debt situation in order to insure its long-term economic stability. We further recommended that the Company work with our representatives on coming up with the best possible long-term solution for dealing with its precarious economic position.

Over the course of the past week, the Company appears to have dismissed our recommendation to work together to evaluate alternative solutions and instead has agreed to enter into a refinancing transaction with Levine Leichtman Capital Partners. We believe the terms of this proposed transaction with Levine Leichtman are, at best, onerous and clearly are not in the best interests of the Company’s shareholders. As described in the Company’s 8-K of July 7, 2006, we understand the proposed notes transaction would require the Company to pay interest rates of approximately 12% to 15% based on current LIBOR, would provide Levine Leichtman with a warrant to acquire more than 1,000,000 shares of the Company at a low price, and would call for an unspecified increase in the rate of interest on the notes if the Company has not repaid $7,000,000 of indebtedness by March 31, 2007. In addition, the Levine Leichtman refinancing appears to provide a breakup penalty that is out of sync with the economics of the transaction and the essential interests of the Company.

Quite simply, we do not believe this refinancing assures the long-term economic stability of the Company. Instead, if consummated, we believe this transaction will hang a sword of

Damocles over the Company and place the value of the shareholders’ equity in dire jeopardy. Accordingly, while we have offered to work with the Company, we can no longer remain idle in light of the recently announced contemplated financing.

In our continuing effort to work cooperatively with management to find the most effective solution to the Company’s economic issues, we wish to propose an alternative transaction to the Levine Leichtman refinancing. In broad strokes, our proposal contemplates that the Company would issue up to $30 million of secured convertible debt carrying a commercially reasonable coupon of approximately 6% to 9% over a five- to seven-year term. The Company could force conversion assuming its stock achieves certain price thresholds. The debt would also have call provisions. In connection with this transaction, the debt holders will be provided seats on the Company’s board of directors. A senior lender has agreed in principle to provide the financing for the revolver at commercially reasonable terms.

We believe our proposed transaction, with its substantially lower interest rate and significantly more favorable terms, is far more attractive than the Levine Leichtman transaction, and holds out the best prospect for sustaining the long-term economic viability of the Company and protecting the investment of its shareholders. Among other things, the fact that the Company can call the debt and potentially force conversion will provide it with an opportunity to clean up its balance sheet in a relatively brief period of time. We believe this proposed transaction will best serve the interests of the Company even if the Levine Leichtman breakup fee proves enforceable.

We have also noted with interest the recent press releases announcing the formation of the Special Shareholders Committee of Butler International.  Accordingly, we would remind the Company and its Board of Directors of their fiduciary responsibility to all shareholders.

We have spent a good deal of time and resources formulating this proposed alternative transaction and wish to discuss it with you at your earliest convenience. Please contact us within the next three business days to discuss this matter further.

Respectfully yours,

/s/ David M. Knott	/s/ Tony Campbell